November 26, 2025

Daniel Greenspan, Esq.

Division of Investment Management — Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	NEOS ETF Trust (the "Trust" or the "Registrant") File Nos. 811-23645, 333-253997

Dear Mr. Greenspan:

On August 11, 2025, NEOS ETF Trust (the "Trust" or the "Registrant"), on behalf of its series, NEOS Ethereum High Income ETF (the "Fund"), filed post-effective amendment number 186 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund. On November 18, 2025 and November 24, 2025, you provided comments by phone to Bibb Strench.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to this letter. Revisions to the summary portion of the prospectus have been carried over to the statutory portion. All capitalized terms not defined herein have the meaning given to them in the registration statement. The Registrant will file a response at least five days in advance of the effective date of the Amendment.

In addition, we have attached as requested a blacklined version of the prospectus reflecting our responses to your comments.

General

1.	In general, the staff distinguishes between income generated from a fund receiving premium payments from writing options as compared to income from dividends of common stock or interest paid on bond investments. The receipt of option premium does not always represent income as it depends on the overall outcome of the transaction. For example, there may be contingencies and transaction costs associated with earning income from writing options that are not present with respect to common stock and bond investments. Please make sure disclosure in the Prospectus do not conflate these types of income and, if necessary, revise disclosure so that an investor would be aware of such different types of income.

Response. We believe that the disclosure as drafted in the Prospectus contained in the filing referenced above is adequate with respect to describing income derived from writing options and does not conflate such income with other types of income that might cause investor confusion.

Principal Investment Strategies of the Fund

2.	Comment: Please disclose that distributions to Fund shareholders could be result of return of capital under certain circumstances.

Response. The Registrant has added the requested disclosure under “Tax Risk.”

3.	Comment: Please consider adding in the parenthetical on page 3 of the Prospectus the phrase “and at the end of each fiscal quarter” after “(measured at the time of investment).”

Response. The Registrant has added the requested disclosure.

4.	Comment: With respect to the Subsidiary, please confirm in correspondence:

(A)	Whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not;

(B)	Whether the Subsidiary and its board will agree to inspection by the Staff of the subsidiary’s books and records which will be maintained in accordance with Section 31 of the Investment Company Act of 1940 and the rules thereunder; and

(C)	That the Subsidiary and its board of directors will agree to designate an agent for service or process in the United States

Response. The Registrant confirms (A) that the financial statements of the Subsidiary will be consolidated with those of the Fund; (B) that the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records; and (C) that the Subsidiary and its board of directors will designate an agent for service of process in the US.

5.	Comment: Please supplementally confirm either:

(A)	that the Investment Advisory Agreement contemplates providing services to the Subsidiary; or

(B)	that the Adviser will enter into an investment advisory agreement for any services to the Subsidiary.

Response. The Registrant confirms that the Adviser will enter into an investment advisory agreement with the Subsidiary.

6.	Comment: “Ether-related instrument” is defined as “Ether, an ETF that principally invests in Ether futures contracts (“Ether Futures ETFs”), Spot Ether ETPs, or an index that uses Ether, Ether Futures ETFs, and/or Spot Ether ETPs as the reference asset (each, an “Ether Index”).

(A)	Please consider deleting the first reference to “Ether” in the definition. For example, elsewhere in the Prospectus, it is contemplated that the Fund will sell or write call options on one or more Ether-related instruments. By including “Ether” in the above definition, it suggests that the Fund will sell or write call options on Ether itself.

(B)	In the sentence above, please consider adding a colon (‘:”) after “invests in”.

Response.

(A)	The Registrant deleted the first reference to “Ether” in the definition of Ether-related instruments.

(B)	The Registrant has added a colon after “invests in.”

7.	Comment: Supplementally, please explain how call strategies and option writing and purchases are expected to impact the market of shares or units of Spot Ether ETFs. For example, are the liquidity of Spot Ether ETFs expected to be impacted and might it limit the available capacity of Spot ETFs?

Response. The Registrant believes that there is little to no concern that the Fund’s options strategies will have any impact on the liquidity or capacity of Spot Ether ETPs.

8.	Comment: Supplementally, what types of policies and procedures will the Fund and its adviser implement to monitor trades by access persons in Ethereum and address conflicts of interests raised by such investments? For example, will the Fund’s and/or adviser’s code of ethics be revised to cover Ethereum investments?

Response. The Registrant intends to update the Trust’s compliance manual and code of ethics to include references to Ethereum and other digital assets. For example, in the Trust’s code of ethics, pre-clearance requirements will apply to trades in Ethereum. The Adviser has adopted a formal policy and procedure under its Code of Ethics for the reporting and monitoring of digital assets, which includes Ethereum, by Access Persons.

9.	Comment: Disclose the extent to which the Fund expects to “cover” call options it writes.

Response. The Registrant has added the following disclosure:

The Fund has the ability to write call options on 25% to 100% of the net asset value of the Fund, although the Fund may be outside of this range from time to time because of market or other conditions.

10.	Comment: On p. 4 of the Prospectus, the Registrant states that to “implement the Ether options strategy, the Fund invests in traditional exchange-traded options, FLexible EXchange® options (“FLEX Options”), and/or over-the-counter options that utilize an Ether-related instrument as the reference asset.” With respect to the over-the-counter options, please specify supplementally the extent to which these instruments are currently available.

Response. The Fund does not plan to use over-the-counter options and has removed such disclosure from the prospectus.

11.	Comment: If the Fund will invest in OTC options, please add risk disclosure about such investments including the differences between the risk of investing OTC options versus exchange-traded options.

Response. As noted in response to Comment 10, the Fund will not be investing in OTC options.

12.	Comment: The Fund states that since it may obtain exposure to Ether-related instruments via options instead of owning the reference asset, the Fund’s exposure is considered to be “synthetic.” Please state, supplementally, the extent to which there will be caps or limits in place on the Fund’s synthetic long exposure to Spot Ether ETPs and other Ether-related instruments.

Response. The Fund intends to purchase up to 25% of its long, notional exposure via one or more Spot Ether ETPs in the CFC. The remaining 75% will be invested via a put/call combination to build a synthetic long position. The Fund will not be levered. In addition, the Fund will not invest in Ether. The Registrant notes that “The Fund will not invest in Ether directly” is included in bold in the Principal Investment Strategy. The Registrant has reviewed, and where necessary, modified the disclosure in the Prospectus so that it does not imply or suggest that such direct investments will be made.

13.	Comment: Certain registrants using covered-call strategies such as the strategy proposed for the Fund have included charts and table that provide graphical or similar representations of how the Fund’s net asset value per share (“NAV”) and/or performance will be impacted in certain market scenarios. For example, a chart with the price of Ethereum on one axis and the Fund’s NAV on the other axis, showing the correlation between the two over a period of time where there are significant changes in the price Ethereum. Consider adding such charts or tables to the Prospectus.

Response. The Registrant respectfully declines to add such charts or tables to the prospectus.

Principal Risks of Investing in the Fund/Additional Information About the Fund’s Principal Risks

14.	Comment: Please add a discussion of the following additional risks associated with ETPs:

(A) Ethereum ETPs are subject to management fees and other fees that may increase their costs versus the costs of owning ether directly.

(B) Ethereum ETPs generally determine the price of ether by reference to a benchmark rate or index, and therefore may not reflect the global price of ether, or the price of ether on any one digital asset trading platform.

(C) In the event the price used by the Ethereum ETP deviates from the global price of ether, the Fund’s returns may be adversely affected.

Response.

With respect to (A) above, the Registrant has added the following risk disclosure under “Spot Ether ETP Risk”:

Spot Ether ETPs are subject to management fees and other expenses, and the Fund’s investments in Spot Ether ETPs will create higher costs for the Fund compared to the costs of the Fund owning Ether directly.

With respect to (B) and (C) above, the Registrant notes that the disclosure below is included in the prospectus and has added a reference to the Fund:

Spot Ether ETPs determine the spot price of Ether and calculate their net asset values in reliance on composite indexes and other pricing sources. These indexes have a limited operating history. Thus, there is a risk that the price reported by the indexes could fail to track the global Ether price, which would adversely affect the value of a Spot Ether ETP's shares and the Fund. The value of a Spot Ether as represented by an index or other pricing source used by a Spot Ether ETP could be adversely affected by trading activity on digital asset platforms.

15.	Comment: Please consider adding/addressing the following to your general discussion of Ether Risk:

●	Ethereum is an evolving blockchain platform that continues to undergo substantial upgrades, such as the transition from Proof-of-Work to Proof of-Stake Stake (the “Merge”) in 2022 and subsequent network improvements like the 2024 Dencun upgrade to reduce costs and improve scalability. These complex technological upgrades are intended to improve Ethereum’s scalability, security, transaction throughput, energy efficiency, and usability. However, each significant update introduces risks including technical vulnerabilities, potential software flaws, delays in development, operational disruptions, or unintended economic impacts, any of which could negatively affect investor confidence, the adoption of the Ethereum blockchain, or ether’s valuation.

●	The regulatory environment for ether and the Ethereum blockchain remains uncertain and varied globally. While the CFTC has indicated that ether is generally treated as a commodity, the SEC has not issued a definitive classification, and regulatory risks persist. Unanticipated regulatory actions—including enforcement actions, reclassification of ether’s regulatory status (such as a security versus commodity), or significant policy changes—could materially impact ether’s value and liquidity. Investors should remain aware that shifts in regulatory classification or compliance requirements may adversely impact the viability, market perception, or utility of ether.

●	The Ethereum ecosystem relies heavily on smart contracts—computer code deployed on the Ethereum blockchain capable of automating financial transactions, asset management, and decentralized application (dApp) functionalities. While smart contract enable substantial innovation, they remain vulnerable to coding errors, exploitation, hacks, and manipulation. Past security breaches involving decentralized finance (DeFi) platforms, decentralized exchanges, and smart contract - based projects have led to significant financial losses, adversely affecting market sentiment, investor confidence, and ether’s valuation.

●	Competition from other blockchain networks, sometimes referred to as “Ethereum alternatives” or “Layer 1 competitors,” remains robust. Networks offering potentially superior scalability, lower transaction fees, enhanced privacy, or specific technical advantages—such as Solana, Avalanche, Cardano, Polkadot, and others—continue to attract users, developers, and investors. Successful adoption and growth of competing blockchain ecosystems could limit Ethereum’s market share, ecosystem development, and thus negatively impact ether’s long-term valuation.

●	The Ethereum network faces potential governance risks. Decisions regarding protocol upgrades, network policies, or operational changes depend on community consensus among diverse stakeholders, including core developers, validators, decentralized autonomous organizations (DAOs), and other influential actors. Disagreements or governance failures within the Ethereum community could result in contentious blockchain forks, fragmentation of resources, diminished market confidence, or value dilution.

Response. The Registrant has added the requested risk disclosure.

16.	Comment: Please add standalone risk section addressing the custody of Ethereum held by Ethereum ETPs.

Response. The Registrant has added the following risk disclosure:

Custody Risk. Security breaches, computer malware and computer hacking attacks have been a prevalent concern in relation to digital assets. The Ether held by the Spot Ether ETPs’ custodian will likely be an appealing target to hackers or malware distributors seeking to destroy, damage or steal the Spot Ether ETPs’ ether. To the extent that the Spot Ether ETPs and their service providers are unable to identify and mitigate or stop new security threats or otherwise adapt to technological changes in the digital asset industry, a Spot Ether ETP’s ether may be subject to theft, loss, destruction or other attack. The Spot Ether ETPs have put security procedures in place to prevent such theft, loss or destruction, including but not limited to, offline storage, or cold storage, multiple encrypted private key “shards”, and other measures. Nevertheless, the security procedures cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by the Spot Ether ETPs and the security procedures may not protect against all errors, software flaws or other vulnerabilities in an Spot Ether ETP’s technical infrastructure, which could result in theft, loss or damage of its assets. The Spot Ether ETPs do not control the operations of their service providers or their implementation of such security procedures and there can be no assurance that such security procedures will actually work as designed or prove to be successful in safeguarding a Spot Ether ETP’s assets against all possible sources of theft, loss or damage. Assets not held in cold storage, such as assets held in a trading account, may be more vulnerable to security breach, hacking or loss than assets held in cold storage. Furthermore, assets held in a trading account are held on an omnibus, rather than segregated basis, which creates greater risk of loss. The security procedures and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of an Spot Ether ETP’s service providers, and, as a result, an unauthorized party may obtain access to the Spot Ether ETP’s account at the custodian where its ether is held, the relevant private keys (and therefore ether) or other data or property of a Spot Ether ETP. Additionally, outside parties may attempt to fraudulently induce employees of a Spot Ether ETP or its service providers to disclose sensitive information in order to gain access to a Spot Ether ETP’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, a Spot Ether ETP and its service providers may be unable to anticipate these techniques or implement adequate preventative measures.

17.	Comment: Please add an options counterparty standalone risk section.

Response. The Registrant has added the following risk disclosure:

Counterparty Risk. Counterparty risk is the risk that a counterparty to a financial instrument held by the Fund may become insolvent or otherwise fail to perform its obligations, and the Fund may obtain no or limited recovery of its investment, and any recovery may be significantly delayed.

If you have any questions about the responses set forth above, please contact the undersigned at bibb.strench@thompsonhine.com or Daniel Moler at daniel.moler@thompsonhine.com.

Best regards,

/s/ Bibb L. Strench

Bibb L. Strench